Exhibit 99.1

NeurogesX, Inc.

Third Quarter 2011 Conference Call

October 31, 2011

Operator:

Greetings ladies and gentlemen and welcome to the NeurogesX Inc.’s Third Quarter 2011 conference call to discuss the quarterly results and provide a business update.

At this time, all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star-zero on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Ms. Carol Ruth of The Ruth Group. Thank you Ms. Ruth. You may begin.

TRG:

Thank you, Operator. Joining us on the call today are Tony DiTonno, President and Chief Executive Officer, Stephen Ghiglieri, Executive Vice President, Chief Operating Officer and Chief Financial Officer, Gary Lyons, Executive Chairman, Michael Markels, Senior Vice President, Commercial and Business Development and Dr. Stephen J. Peroutka, Executive Vice President and Chief Medical Officer.

Statements in this conference call regarding NeurogesX business which are not historical facts may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995, or “The Act.” NeurogesX disclaims any intent or obligation to update these forward-looking statements and claims protection of the Safe Harbor for forward-looking statements contained in the Act.

Forward looking statements may include, but are not limited to, statements regarding Astellas’ planned commercialization and development activities with respect to Qutenza, expected expense levels for 2012, including the impact of expense reduction efforts; expectations and timing with respect to communications from the FDA concerning the label expansion sNDA for Qutenza; expected timing of announcement of clinical results from the Phase 2 clinical trial of NGX-1998; expected timing of the start of the new Chief Medical Officer; expected timing with respect to retention of a new Chief Executive Officer; the sufficiency of cash to fund operations into the first quarter of 2013; expected revenues and quarter over quarter revenue growth rates[; plans with respect to a proposed tender offer option repricing]; and commercialization plans with respect to Qutenza.

Actual results may differ from these discussed here today. Factors that may affect the outcome of forward-looking statements are explained in the risk factors section of our filings with the SEC, including our Form 10-K, which the Company filed with the SEC on March 30, 2011, as amended, and as updated by our Form 10-Q for the second quarter of 2011 filed with the SEC on August 15, 2011.

Now I would like to turn the call over to Tony DiTonno, President and Chief Executive Officer of NeurogesX.

Anthony DiTonno:

Thank you, Carol.

Good afternoon and thank you for joining us today. The third quarter of 2011 marks the sixth quarter of sales of Qutenza following our launch last April 2010. We have learned a lot in the past six quarters and, today will provide you not only with a sales and business update but also insights into strategic changes we are implementing to focus our sales and marketing efforts. Let me start by reviewing our third quarter 2011 sales and launch metrics.

For the quarter we recorded $996,000 in sales to our distributors compared to $826,000 in the second quarter a 21% increase. Sell-through sales, that is the sales that go from our distributors to end users, be they institutions or private practices, were $992,000 in Q3 compared to $814,000 in Q2 and that’s a 22% increase. We see this continued and steady growth as evidence that we are making progress in establishing Qutenza as an important part of treating PHN in the medical market place.

The number of unique customers increased from 729 in Q2 to 887 in Q3, a 22% increase. This breaks down as follows: the number of institutions that ordered Qutenza through the third quarter was 525 compared to 430 ordering through Q2, a 22% percent increase. Private physician practices ordering through this quarter was 362 versus 299 through the prior quarter, a 21% increase. More importantly, when we look at the number of customers ordering through Q3 who have reordered, or are repeat customers, we saw that number increase by almost 34% during Q3 as compared to through Q2. Denial rates on benefit investigations run through our benefit investigations service remain very low at 4% overall.

Likewise we are seeing continued progress via our partner Astellas in their sales results. As you will recall we book the royalties received on a quarter lag, so for Q3 we recorded $303,000 in royalties that were from Q2 sales. We estimate royalty income for Q3 which we will record in Q4 to be $215,000. We believe that Astellas experienced a slower Q3, as the main summer months of July and August showed some weakness, however, with very little historical data, it is difficult to tell whether this will be a repeating phenomenon. It appears that September was back on a more normal track. During the third quarter the number of countries that Astellas is commercializing in, increased to 21. And as we have discussed in the past, Astellas is moving forward with its plans to initiate clinical trials in treating Painful Diabetic Neuropathy, or PDN. Assuming that these trials confirm the benefit we have seen in a 91 patient open-label trial in PDN, and if the FDA would accept this data for a sNDA, we could potentially expand our label with a PDN claim which would dramatically increase our market opportunity for Qutenza in the future.

Having discussed our third quarter sales activity, we are focused on optimizing the use of our resources to grow Qutenza sales in the US. As you may recall, our sales team initially included 36 area account managers spread among three sales regions and was increased in mid-2010 to 40 AAM’s divided into five sales regions. Along the way, we have provided a set of sales metrics by which to measure our progress establishing Qutenza as a foundation treatment for the management of pain associated with post herpetic neuralgia. Our strategy is to establish a national network of Qutenza treatment centers focused on major metropolitan areas with the highest density of PHN patients and to drive PHN patients to these centers for treatment. We believe we have now built a solid base of Qutenza treaters in the key geographies as evidenced by 887 customers of which 426 are repeat customers. We will continue to work to expand our Qutenza treatment network, but are now moving resources to the next phase of our strategy which is to drive patients to the physicians that offer Qutenza. We are focusing our efforts to create awareness of Qutenza among patients, the majority of which are initially treated by primary care physicians. In the last few days we have reduced our sales representatives to 25 who will be covering territories that we believe offer the greatest potential for PHN and are also aligned for a potential HIV-PN launch. We are investing in direct to patient marketing initiatives in these 25 territories which we believe have both high concentrations of PHN patients and doctors who treat PHN with Qutenza. The reduction in sales force size is part of a larger initiative across the company to reduce expenses which has resulted in our reducing our overall headcount by 26 people – which includes the sales force size reduction just discussed. This amounts to over 20% of our headcount. This together with various expense saving initiatives will allow us to reduce our planned 2012 spending from previously planned levels to approximately $40mm which is more than 25% below previously planned levels. We will say more about this in a bit.

With regard to the HIV-PN indication, you may recall we submitted our sNDA for the treatment of HIV PN on September 8th. In the normal course we would expect to hear from the FDA by November 20 as to whether they have granted our expedited review request and whether they anticipate the need for an advisory panel. As we have said previously, we would not be surprised, nor disappointed with the need for an advisory panel as we believe that with Qutenza being an approved product, with a good safety profile and HIV-PN being an orphan indication with no approved therapies, we stand a good chance of faring well in a panel environment.

In addition we are expecting to announce the top line results of our phase two trial of NGX 1998 in the next couple of weeks as well, so we have a very busy month ahead of us. Stephen will break down the spending plan in more detail shortly but I thought it was important to let you know that we are paying very close attention to our launch and the steps we are announcing today are just the latest in our continuing effort to adjust to market conditions as we go.

There are other marketing and sales initiatives that we are planning that we believe will increase our success in marketing Qutenza. Streamlining our reimbursement assistance programs and building out our specialty pharmacy network to increase access and to prepare for a potential HIV PN launch.

Our overarching goal for NGSX is to change the way patients are treated for NP from systemic to local therapy. The Qutenza patch launch will continue to serve as the foundation to reach that goal. But we have known from the beginning that the patch is a pain clinic centered treatment. With the potential to move from a 2+hour patch treatment to a less than 15 minute liquid treatment, we see beginning a dialogue with NP patients as an important strategic step along the way of building a very significant capsaicin based franchise for the treatment of neuropathic pain.

We have two key initiatives beyond Qutenza in this regard. The first, relates to NGX-1998, which is a liquid formulation of capsaicin. We are nearing the unblinding of data from Phase 2 study with this product candidate. The study was conducted in PHN patients and as we have previously discussed, the first stage of this study indicated that the NGX-1998 is tolerable without topical anesthetic. Within the next two weeks we expect to unblind the study and report the topline results. This study is primarily evaluating two different formulations compared to a true placebo, the first time we have conducted a true placebo study. We look forward to updating you on these results in the next few weeks.

The second initiative beyond Qutenza commercialization efforts deals with our partnering focus. We believe that NGX-1998 is an interesting product opportunity to larger pharmas and as such we have begun discussions with companies and expect those discussions to increase after reporting the Phase 2 data mentioned a minute ago. Our goal is to find a partner who will support a broader development program for NGX-1998, share in the commercialization efforts and also support the commercialization of Qutenza. We are still early in the process but hope to be able to complete a transaction in the first half of 2012. Before I turn it over to Stephen let me address another issue that I am sure you are looking for an update. The identification and appointment of a new CEO has been a major priority for the company. We have identified a candidate for this position with the experience and expertise to aggressively pursue our commercialization initiatives and move our clinical milestones to fruition. We expect to be able to announce the appointment of our new CEO by the end of November. In addition, we are very happy to have announced this morning that Dr. Stephen J. Peroutka will be joining us on November 9 as our Chief Medical Officer. [Stephen has joined us this afternoon for this call.] In case you don’t know Stephen, he has a very broad experience in neurology and pain in particular and is a great addition to the team.

In summary, we have the team, the plan, the product and the runway to take the company to the next level. With that in mind let me turn it over to Stephen.

Stephen Ghiglieri:

Thanks Tony and good afternoon.

The third quarter saw consistent progress in the launch of Qutenza and our ability to advance a number of key initiatives including our development path both for potential future indications for Qutenza and for NGX-1998, as well as in gaining the access to capital necessary to continue these key initiatives.

First, I will take a couple of minutes to summarize the quarter.

For the third quarter 2011, we are reporting total revenue of $2.9 million. This consists of two primary elements: collaboration revenue and revenues from sales of Qutenza in the US.

US GAAP reported revenue for Qutenza sales was approximately $800 thousand for the quarter and $1.8 million on a year-to-date basis. The third quarter GAAP revenue compares to $200 thousand in the year ago period and $500 thousand in the second quarter of 2011. As we have talked about previously, we have two hurdles to get over for GAAP revenue recognition – the product has to be sold from our distributor customer to an end user customer (that is a doctor or institution for use on a patient) and we have to have collected the cash from our distributor customer – which under our current situation given our 120 day payment terms, means that revenue is usually deferred for those 120 days. This model will continue for a while longer until we have adequate evidence of timely payment and lack of product returns which normally takes about two years of history.

We believe the more meaningful evaluation of Qutenza progress in the quarter relates to the demand for the product from the end user customers in which we saw continued growth during the quarter. During the quarter we sold 1,469 patches resulting in sell through revenue of $992,000. This was up 22% from the second quarter of 2011 where we reported 1,206 patches sold or $814,000 of sell through revenue.

At September 30, we had $1.0 million of deferred product revenue and most of that was deferred due to the receivable not yet being due. Receivable collections are not an issue for us. Our customers pay in accordance with our established terms, so the deferred revenue we expect will flow to revenue as those collections occur.

The second component of our revenues is collaboration revenues which has a few elements. The first is amortization of our upfront license fees under our agreement with Astellas. This totaled $1.8 million for the quarter which is consistent with the both the year ago period and the second quarter of 2011. The next element of the collaboration revenue is the royalty that we received from Astellas for their sales of Qutenza in their territory, which to remind you, is Europe, the Middle East and Africa. We report such royalty revenue on a quarter lag basis, so in Q3 we reported Astellas Q2 activity – that amount totaled $303,000 and compares with $152,000 for the second quarter of 2011. During the third quarter of 2011, Qutenza was available in 21 countries within the Astellas Territory and we believe that they are positioning to bring Qutenza into additional countries in their territory prior to the end of this year. The average ex-factor price remains near €290.00 per patch. We remain pleased with the progress and commitment to the product that Astellas is continuing to demonstrate.

The final element of Collaboration revenue relates to our supply of Qutenza to Astellas which will vary depending on such activity during a given quarter. There was no activity during the third quarter of 2011. Going forward, we are nearly complete with the process of enabling Astellas to purchase product directly from our primary patch supplier and so we anticipate that this element of collaboration revenue will be negligible in the future.

Moving down the P&L, Q3’s cost of goods sold includes a $0.2 million write down of excess inventory. Excluding that charge, our gross margin would have been 89%. Our operating expenses for the quarter totaled just under $11.2 million which includes noncash stock compensation expense of $0.8 million. Net of the noncash charge, our operating expenses totaled $10.4 million which was down 6% from the year ago period due mainly to lower Qutenza commercialization costs offset by slightly higher development costs. On a sequential quarter basis, operating expenses adjusted for noncash stock compensation expenses decreased significantly from $13.8 million in Q2 to $10.4 million in Q3. This decrease is attributable to lower marketing and development costs.

Interest expense in the quarter relates to our financing facility with Cowen Healthcare Royalty Partners and our new $15.0 million term loan with Hercules Technology Growth Capital Inc. We also have a $5 million accounts receivable revolving line of credit with Hercules, but we have yet to draw down on that facility.

As a reminder, we borrowed $40 million from Cowen which is to be repaid through the proceeds received from Astellas in their commercialization efforts. In quarters where the royalties and milestones received from Astellas don’t meet or exceed the interest charge for the quarter, the residual interests negatively amortizes to the balance sheet and becomes part of the debt – however, we have no current obligation to make payments on that other than what we receive from Astellas.

The new $15M term loan with Hercules has no principal payments until September 1, 2012 but we do pay interest monthly. Our loss per share totaled 43 cents in the quarter on 26.4 million weighted average shares outstanding which reflects nearly 12 million shares issued in late July. There are approximately 30 million shares outstanding as of September 30th.

We ended the quarter with cash and investments totaling $45.2 million and our cash burn from operations during the third quarter totaled $9.8 million, down from $12.6 million cash burn in Q2 2011. The lower burn in the quarter was mainly due to timing of expenses and cash payments, but does reflect a lower level of activity on the clinical front as well as lower marketing spending, which was front loaded in the year and reflects the transition from infrastructure and program development to program execution.

As Tony mentioned, we have just completed a staffing action whereby we have reduced our headcount to 85 people. The cost of this action, will be reflected in our fourth quarter results. The cash impact, in terms of severance will be approximately $800,000. In addition to salary there will be non-cash stock related charges which will be included in our Q4 results.

Overall, we expect that the staffing action together with other cost savings will allow our total operating expenses for 2012 to be in the range of $39-41 million, excluding non-cash stock related charges. This is down from our previous plan for 2012 by greater than 25% and will be down from our projected 2011 operating expenses by nearly 20%.

We expect our cash balances to take us into the first quarter of 2013 and this assumes a moderation of our own revenue expectations. Despite focusing our sales force reduction on our lowest performing territories, we anticipate a near term revenue impact which is likely to cause our quarter over quarter growth rates to moderate in Q4. However, we expect that we should be able to resume our historical quarterly growth rates, which have been in the range of 20-25% in 2012. We are hopeful that a label expansion to include HIV-PN as well as the effect of our direct to patient initiatives will positively impact revenue growth rates in 2012.

Before turning the call back to Tony, I wanted to comment on our Q3 fundraising activities. We are happy to say that we were able to complete both a $20 million equity financing and a $20 million debt facility. The Debt facility has two components – a $15 million term loan facility and a $5 million AR revolver. We have not drawn anything under the revolver at this time.

A final note - after completing the operational restructure, in order to ensure retention of our employees and ensure that they are motivated and incentivized to build shareholder value – the board of directors has approved and we are preparing to file in the mid-November, a tender offer to effect an option exchange. Currently, all of our employees stock options are underwater and as a result, our board believes that they do not provide the incentive that they were designed to provide when originally issued. The terms of the option exchange will be laid out in the tender offer but include both increases to vesting schedules as well as option exchanges with ratios that in many cases reflect a less than one for one exchange.

The option exchange has not yet commenced, and the Company may still decide later not to implement such exchange. Upon commencement of the option exchange, the Company will provide employees eligible to participate with written materials explaining the precise terms of such exchange. The Company will also file these written materials with the Securities and Exchange Commission (the “SEC”) as part of a Tender Offer Statement on Schedule TO. ELIGIBLE EMPLOYEES ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE. The written materials described above and other documents filed with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the option exchange may obtain free copies of documents filed with the SEC by contacting the Company’s investor relations department at its principal executive offices located at 2215 Bridgepointe Parkway, Suite 200, San Mateo, California 94404, telephone number (650) 358-3300, or through the Company’s website at www.neurogesx.com.

Let me turn it back to Tony

Anthony DiTonno:

Thanks Stephen.

This is undoubtedly my last conference call as CEO of NeurogesX. It has been a rare privilege to lead the talented group of people who have accomplished so much. Success in the biopharma industry is rare, we all know the statistics of how difficult it is to move an idea through product development, into clinical trials, through the regulatory process and ultimately onto the market. At NeurogesX my colleagues have accomplished all of these milestones not only in the US but in the EU as well. As we move into 2012 the company is well positioned to achieve many more important milestones. I want to thank all of our investors, partners and most especially employees who have given me the ride of a lifetime. I look forward to crossing paths with all of you in the future.

We appreciate your continued interest in our company and taking the time to be with us today - let’s turn it over to the operator for questions.

Post Q & A

Thanks again, we look forward to continuing the dialogue following year end